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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 20 2015

Washington DC
404

SEC FILE NUMBER
8- 68076

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2014_____ AND ENDING___December 31, 2014_____ 4
                                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAWAYA SEGALAS SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

_____888 SEVENTH AVENUE, 8TH FLOOR_____
                                              (No. and Street)

_____NEW YORK_____NY_____10019_____
             (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____BARBARA HALPERN (FINOP)_____(203) 210-7364_____
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____FULVIO & ASSOCIATES, LLP_____ATTN: JOHN FULVIO, CPA_____
                                      (Name – *if individual, state last, first, middle name*)

____5 WEST 37TH STREET 4TH FLOOR_____NEW YORK_____NY__10018_____
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____FUAD SAWAYA_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____SAWAYA SEGALAS SECURITIES, LLC_____

of _____December 31_____, 2014_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____

CEO + Founder

Title

_____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sawaya Segallas

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
   Sawaya Segalas Securities, LLC:

      We have audited the accompanying statement of financial condition of Sawaya Segalas Securities, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

      We conducted our audit in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

      In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sawaya Segalas Securities, LLC as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

New York, New York
March 11, 2015

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 3,628,408
Organizational costs (net of accumulated amortization of $44,632)	66,948
Other assets	8,161
TOTAL ASSETS	**$ 3,703,517**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 126,295
Total liabilities	126,295
Member's Equity	3,577,222
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 3,703,517**

The accompanying notes are an integral part of this financial statement.

SAWAYA SEGALAS SECURITIES, LLC
(a wholly owned subsidiary of Sawaya Segalas & Co., LLC)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2014

NOTE 1   ORGANIZATION AND BUSINESS

Sawaya Segalas Securities, LLC (the "Company"), a wholly owned subsidiary of Sawaya Segalas & Co., LLC (the "Parent"), was incorporated on June 6, 2006 and commenced operations on December 1, 2008. The Company became a broker-dealer on July 2, 2009 and as such is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company provides financial advisory and capital-raising services, principally related to recapitalization, refinancing, sale, merger, consolidation or other business combination and acquisition advice. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Revenue recognition

Revenues and expenses related to financial advisory activities are recorded on an accrual basis when earned and incurred, respectively.

Income taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included on the statement of operations.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

      The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

      ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2013, 2012, and 2011. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Use of estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fair Value Measurement - Definition and Hierarchy

      FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 3   LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2014, the Company had not entered into any subordinated loan agreements.

NOTE 4   NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $3,429,545 which was $3,421,125 in excess of the required net capital of $8,420. The Company's ratio of aggregate indebtedness to net capital was 0.04 to 1.

NOTE 5   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2014 or during the year then ended.

NOTE 6   RELATED PARTY TRANSACTIONS

For the year ended December 31, 2014, the Company shared office space with its sole member, the Parent. In accordance with the expense sharing agreement (the "Agreement"), the Parent allocates a percentage of the rent and certain other overhead and administrative expenses to the Company. In lieu of cash payments, these amounts may be recorded as capital contributions of the Parent. The Parent has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

The Agreement includes a provision for a management fee to the parent. For the year ended December 31, 2014, the management fee expense amounted to $13,692,005.

NOTE 7   GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

NOTE 8   SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no more subsequent events requiring further disclosure.